[GAP INC. LOGO]

February 11, 2008

Via EDGAR & Federal Express

Tom Kluck

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: The Gap, Inc. (the "Company") File No. 001-07562

Form 10-K for the Fiscal Year Ended February 3, 2007

Dear Mr. Kluck:

This letter confirms our conversation on February 6, 2008 in which we requested an extension, until February 29, 2008, for the Company's response to the Securities and Exchange Commission's follow-up comment letter, dated January 29, 2008, regarding the Company's disclosure of performance targets. We requested this extension primarily because the Compensation and Management Development Committee of our Board of Directors is scheduled to meet with management later this month to discuss the Company's 2008 Proxy Statement, including the potential disclosure of performance targets. The extension will allow us to factor the results of that meeting into our response.

Please contact me at (415) 427-2139 if you have any questions or if this extension is not acceptable.

Sincerely,

/s/ Thomas J. Lima

Thomas J. Lima

Vice President and Associate General Counsel

cc: John Reynolds

Ronald E. Alper